SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                                IDO SECURITY INC.

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                                (Name of Issuer)

                     Common Stock, $.001 par value per share


                                   449399 104

                                 (Cusip Number)

                                  June 19, 2006

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             (Date of Event Which Requires Filing of this Statement)

CUSIP No. 58458E104
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1    NAME OF REPORTING PERSON:

     Melton Management Limited
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  |_|
     (b)  |_|
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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION:

     British Virgin Islands
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               5    SOLE VOTING POWER

                    2,055,000
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,055,000
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    -0-
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     2,055,000
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
     |_|

     Not applicable
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     6.34%(1)
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12   TYPE OF REPORTING PERSON:

     CO
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

Item 1 (a). Name of Issuer:

IDO Security Inc., formerly known as "The Medical Exchange Inc."

Item 1(b). Address of Issuer's Principal Executive Offices:

17 State Street, New York, New York, 10004

Item 2(a). Name of Person Filing:

Melton Management Limited

Item 2(b). Address of Principal Business Office or, if none, Residence:

PO Box 3161 Road Town, Tortola, Virgin Islands

Item 2(c). Citizenship:

British Virgin Islands

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e). CUSIP Number:

449399 104

Item 3. Type of Person:

Not applicable.

Item 4. Ownership:

a. Amount Beneficially owned: 2,055,000

b. Percent of Class: 6.34% (1)

c. Number of shares as to which person has:

(i) Sole power to vote or to direct the vote: 2,055,000

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 2,055,000

(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or less of a Class:

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       Date: July 12, 2007


                                                       /s/ Yehuda Breitkope
                                                       -------------------------
                                                       Yehuda Breitkope
                                                       Persident



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(1) Based on a total outstanding of 32,400,000 shares of common stock.